

September 20, 2022

Richard Luftig
Chief Executive Officer
Castle Placement Group, LLC
1460 Broadway
New York, NY 10036

      Re: Castle Placement Group, LLC
         Offering Statement on Form 1-A
         Filed September 15, 2022
         File No. 024-11996

Dear Mr. Luftig:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Wallace A. Glausi, Esq.